UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: May 2017

Commission File Number: 001-35378

Gazit-Globe Ltd.

(Translation of registrant’s name into English)

State of Israel

(Jurisdiction of incorporation or organization)

1 Hashalom Road

Tel-Aviv, Israel 67892

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F    ☐   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

Gazit-Globe Ltd. Announces Release Date of Q1 2017 Financial Results and Investors’ Conference Call

Gazit-Globe Ltd. (“Company”) reported to the Tel Aviv Stock Exchange and the Israeli Securities Authority that on May 23, 2017, it will release its financial results for the first quarter 2017, ending on March 31, 2017. The financial statements will be available on the Company’s website and will be furnished to the Securities and Exchange Commission as an exhibit to a Report of Foreign Private Issuer on Form 6-K (a “Form 6-K”).

On the same day, following the release of the financial results, Company’s senior management will hold a conference call and live webcast to review and discuss (in English) the first quarter 2017 financial results at 10:00 am Eastern Time / 5:00 pm Israel Time. The discussion will be followed by a Question & Answer session.

A live webcast and a power-point presentation will be available on the Company’s website under Investor Relations/Conference Calls & Webcast at: www.gazit-globe.com. A replay of the call will be available on Company’s website for future review. The content of that website does not constitute a part of this Form 6-K and is not incorporated by reference herein.

Forward Looking Statements

This Report of Foreign Private Issuer on Form 6-K, including any exhibits hereto, may contain forward-looking statements within the meaning of applicable securities laws. In the United States, these statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve a number of known and unknown risks and uncertainties, many of which are outside our control that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks detailed in our public filings with the U.S. Securities and Exchange Commission and the Canadian Securities Administrators. Except as required by applicable law, we undertake no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gazit-Globe Ltd.

Date: May 18, 2017	By:	/s/ Adi Jemini
	Name:	Adi Jemini
	Title:	Executive Vice President and Chief Financial Officer

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